ANNUAL INFORMATION FORM

FOR THE YEAR ENDED SEPTEMBER 30, 2007

AS AT DECEMBER 13, 2007

ITEM 1                     TABLE OF CONTENTS

ITEM 2                     PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements are discussed herein and include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) are the audited consolidated financial statements and Management Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the fiscal years ended September 30, 2007 and September 30, 2006 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using Canadian dollars.

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Taseko, copies of which are available on request from the offices of Taseko or on the SEDAR web site (www.sedar.com).

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated. .

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF the following defined terms have the meanings set forth below:

AMEX	The American Stock exchange, one of the two stock exchanges on which the Common Shares are listed.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit	Carbonatites deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby after crushing and grinding ore, froth created in a slurry by a variety of reagents, causes some finely crushed minerals to float to the surface where they are skimmed off.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity. IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; Nb - niobium.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction/ Electrowinning ("SX/EW")

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, one of the two stock exchanges on which the Common Shares are listed.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining and Metallurgy and updated in 2005. There are two broad categories dependent on whether the economic viability has been established: these are namely “mineral resources” (economic viability not established) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources.

“Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures.

“Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a production plan.

ITEM 3                     CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia (superseded in 2004 by the British Columbia Corporations Act).

Taseko has two active wholly controlled subsidiaries, Gibraltar Mines Ltd. (“Gibraltar”) and Aley Corporation (“Aley”) and three non-material, inactive subsidiaries, Cuisson Lake Mines Ltd. (which is 70% owned), 688888 BC Ltd. (which is wholly owned) and Taseko Acquisitionsub Ltd. (which is wholly owned). Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares.

The head office of Taseko is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

In this Annual Information Form, the terms “Company” or “Taseko” refer to Taseko Mines Limited and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Annual Information Form.

ITEM 4                     GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are expressed in thousands of Canadian dollars except for per share and share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Other assets	264,237	145,386	132,614
Total assets	$377,263	297,461	190,997

Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders’ equity	163,660	100,934	29,110
Total liabilities & shareholders’ equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768

Current income tax expense (recovery)	3,959	4,397	(4,099)
Future income tax expense (recovery)	35,645	1,648	(13,423)
Earnings for the year	$48,262	$32,916	$23,290

Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities /investments	4,710	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21

Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

Overview of Operations

Taseko’s business is focused on enhancing the production of copper and molybdenum from its Gibraltar mine and on acquiring and advancing development of large tonnage mineral deposits which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavours to apply advanced mining and recovery techniques to these projects. Taseko’s operating Gibraltar mine as well as its undeveloped copper/gold projects, known as Prosperity and Harmony, each host larger tonnage mineral deposits. The Gibraltar mine is a copper and molybdenum mine that restarted operations in October 2004 after being placed in care and maintenance for several years. The Prosperity and Harmony projects are advanced stage exploration projects. A feasibility study has been completed for Prosperity, with mineral reserves as defined under Canadian Securities regulations under National Instrument 43-101. However, mineralization at Harmony has not at this time been determined to constitute a proven or probable reserve of ore.

After focusing on the recommencement of production at Gibraltar over fiscal 2005, fiscal 2006 and 2007 saw the Company reactivate environmental and economic assessments of the Prosperity project. A $2 million feasibility study on the Prosperity gold-copper project was completed in September 2007, confirming the technical and economic feasibility of the project. In fiscal 2007, Taseko continued to focus on expansion of the concentrator and other production improvements at the Gibraltar mine and review of potential acquisitions to provide for further corporate growth. Assessments and related work will also continue on the Harmony project because prevailing copper and gold prices suggest new opportunities for the project. Taseko believes much of the investment value in its Common Shares is derived from the potential economic value that can be derived from the large amount of contained metals on its projects. Taseko management believes that there will continue to be relatively strong demand for copper, molybdenum and gold for the near future in any event and longer term there will be a continuing need to replace depleted reserves.

The principal business events in Taseko’s 40-year history are:

(i)	the acquisition of the Gibraltar copper mine (July 1999) and its restart in October 2004;

(ii)	the acquisition of the Prosperity Project and exploration and feasibility engineering thereof (principally 1991 to date);

(iii)	the acquisition of the Harmony Project in 2002; and

(iv)	the acquisition of the Aley Niobium Project in 2007.

Taseko and its subsidiaries own their four major projects outright. The four projects are as follows:

a)

The Gibraltar copper/molybdenum mine obtained government permitting and re-started the operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production started on January 1, 2005 and has continued to the present. Copper production has been approximately 50 million pounds per year but a two phase expansion plan is underway to essentially double that production capacity.

b)	The Prosperity project is an advanced phase exploration project for which a feasibility study was completed in September 2007 for a 70,000 tonnes per day operation with a twenty year mine life.

An environmental assessment under the Canadian and British Columbia Environmental Assessment Acts is underway.

c)

The Harmony project was significantly moved towards mine development permitting during a period of active exploration during the late 1990s further described herein. Currently engineering studies are underway to determine economics using up to date technologies.

d)

Taseko acquired the Aley niobium property in British Columbia in 2007 and carried out an initial exploration program. Further exploration, engineering, and environmental work for 2008 is being evaluated.

The provincial government of British Columbia (the “Province”) and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others having or claiming to have interests which may be affected by mining activity. The Company’s management believes that there is an improving level of public acceptance of mining in British Columbia and that responsible mining projects make a positive contribution to the Province and the local communities where or near where these projects are located. This has enabled the Company to have positive dialogue with local communities, First Nations, and government agencies and advancing Prosperity Project’s evaluation process forward.

Significant Acquisitions and Significant Dispositions

During the prior fiscal year, the Company invested $11.5 million of its surplus working capital in a Convertible Secured Promissory Note (“Note”) of Continental Minerals Corporation (“Continental”), a public company which is a related party by virtue of certain common directors. The Note contained a right to participate in Continental’s equity financings at a 5% discount to the price paid by other parties in the financing. In February 2007, the Company redeemed the Note and exercised its pre-emptive right to participate in Continental’s equity financing. The Company received the principal amount of the Note ($11.5 million) plus a 5% premium, for total proceeds of $12.1 million. The proceeds were used to subscribe for 7,318,182 equity units (“Units”) of Continental at a price of $1.65 per Unit. Each Unit consisted of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of $1.80 per share for a one year period from the completion of the financing; expiring February 20, 2008.

From November 2006 to February 12, 2007, Taseko purchased an aggregate of approximately 3.2 million shares of bcMetals Corp., a publicly traded company, at an average price of ($1.17 per share) in connection with an unsuccessful take-over bid for bcMetals. In February 2007, the Company sold all the common shares for $5.5 million and a realized gain of $1.5 million.

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company that owns the Aley Niobium Property, Canada, for a total cash consideration to the acquired company’s shareholders of $1.5 million as well as a share settlement with a value of $2.97 million (consisting of 894,730 common shares). In addition, the Company also purchased the residual net smelter royalties from Teck Cominco Metals Limited (“Teck”) for a total cash consideration paid to Teck of $300,000 and the issuance of units with a value of $835,000 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009. The Aley property hosts a niobium deposit. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications.

ITEM 5                     DESCRIPTION OF BUSINESS

Figure 1 - Location of the Company's properties in British Columbia, Canada

The Gibraltar Mine

1999 Acquisition Terms

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine from Boliden Westmin (Canada) Limited (“Boliden”) and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.9 million and Taseko guaranteed Gibraltar’s obligations to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at Cdn$3.14 per Taseko share. The conversion price escalates Cdn$0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2007 is Cdn$5.14 per Taseko share. The debenture is due on July 19, 2009. After five years, the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or paid out in cash at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. Taseko is currently involved in a proceeding whereby it has advised the current owner of the Boliden debenture of its intention to claim a right of offset in the amount of approximately $3.5 million in connection with the terms of the 1999 acquisition agreements. The parties are in discussion and the outcome is currently not determinable.

Gibraltar Mine-Location, Access and Infrastructure

The Gibraltar mine area consists of 219 mineral claims, 30 mining leases, and ancillary fee simple surface title(s) held by Gibraltar. The mine site covers approximately 109 square km, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar mine site. The total road distance from the City of Williams Lake to the Gibraltar mine is 65 km and motor vehicle travel time is approximately 45 minutes.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port of North Vancouver. A rail siding and storage shed for the shipment of concentrate is located 26 km from the mine site. Electricity is obtained from the British Columbia Hydro and Power Authority (“BC Hydro”). Natural gas is provided by Avista Energy and Terasen Gas (formerly BC Gas). The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine.

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 meters. The plant site is located at an elevation of approximately 1,100 meters above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. Average annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 meter, most of which falls in late February.

History

The earliest record of work at the Gibraltar mine is found in the 1917 British Columbia Minister of Mines Annual Report, which describes the activities of Joseph Briand and partners exploring copper-bearing quartz veins just west of the current Pollyanna pit.

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. In this environment, the most effective exploration tools were soon found to be Induced Polarization (“IP”) geophysics and diamond drilling.

Mine production began in March 1972 and the mine operated more or less continuously from 1972-1998. Production to the end of 1998 totalled 1.86 billion lb of copper and 19.7 million lb of molybdenum from 336 million tons milled. Reconciliation studies on a number of open pit stages demonstrated good correlation between reserve estimates and actual production. From 1986 to 1998, the Gibraltar mine has also produced approximately 84.7 million lb of copper in cathode by leaching both low grade waste material and leachable oxide material from the pits using sulphuric acid and natural bacteria, and processing by solvent extraction-electrowinning (SX/EW).

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing.

At October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan.

There have been three increases to mineral reserves since that time. A core drilling program, encompassing 40 holes (23,000 feet) for pit definition for the Granite and Connector deposits and property exploration at the 98 Oxide Zone, was carried out in September and October 2005. A detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of price and mining cost projections allowed for expansion of the previously defined pits and an increase in mineral reserves at the Granite and Connector Zones.

A 61,500 foot drilling program was carried out in 2006 and a further 99,200 foot program was carried out in 2007. The programs were designed to define the mineral resources between and below the existing pits by tying together the extensive mineralization zones, and by testing for additional mineralization at depth. The work successfully met these objectives and modeling and mine plan development resulted in another increase in mineral reserves. (See Estimates of Mineralization section for current reserve statements.)

Property Geology

The Gibraltar mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six km to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar East deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. Gibraltar West and Gibraltar West Extension deposits are contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar East and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration in 2007

The objectives of the fiscal 2007 drilling program were to test the interconnectivity and the extents of Gibraltar deposits, upgrade resources into reserve category and complete condemnation of proposed dump locations. Seven target areas were tested as summarized in the table below:

Table 1 2007 Drilling at Gibraltar

Area Drilled	Number of holes	Meters
Gunn Zone	4	881
Polyanna deposit north	28	7,460
Polyanna deposit east	3	988
Granite deposit east and south	49	14,888
Gibraltar deposit	11	3,726
#6 Dump (condemnation)	6	936
#5 Dump (condemnation)	6	1,370
	107	30,227

Drilling during fiscal 2007 increased the mineral reserves to 384 million tons as of the September 30, 2007 (see Estimates of Mineralization below).

Sampling and Analytical Procedures

A total of 30,227 meters was drilled in 107 drill holes in the 2007 program. The holes averaged 280 metres in length. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility at the Gibraltar Mine. A total of 28,608 meters of NQ (4.76 cm) drill core was recovered and sampled. The 9,393 samples taken by Gibraltar personnel from these holes averaged 3 meters in length and weighed about 7 kilograms each.

Geotechnical data was recorded for most 2007 drill holes. Core recovery was measured on 8,587 drill runs averaging 3 meters in length. Recovery was generally very good, averaging 96.4% for the sampled intervals measured, 54% of which had 100% recovery.

The 2007 sampling preparation and analytical work was completed by two laboratories. Eco Tech of Kamloops performed 66.0% of the work and ALS Chemex of North Vancouver did the remaining 33.9% . A small number of samples, representing 0.1% of the total, were analyzed by the Gibraltar Mine Laboratory.

The half-core samples were prepared and analyzed at the respective laboratories using the same specifications. The entire sample was dried, and crushed to 70% passing 10 mesh (<2 mm). A 250 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to Gibraltar mine after analysis for long term storage. The sample pulps are retained at the Surrey BC warehouse of Taseko.

The analytical method for 55% of the samples was by total copper (Cu), molybdenum (MoS2) and iron (Fe) by HNO3/KClO3 + AlCl3/HCl acid digestion (Mine Digestion) followed by Atomic Absorption Spectroscopy (AAS) finish. The remaining 45% of the samples were analyzed by Aqua Regia digestion with an ICP finish. Non-sulphide copper (CuAS) was determined by H2SO4 digest with an AAS finish. One in every ten samples was also analyzed for 34 elements by Aqua Regia digestion multi-element Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES). Gold was determined by 30 gram lead collection fire assay fusion with an AA finish.

Inter-laboratory duplicate checks were analysed at Acme Analytical Laboratories Ltd. in Vancouver, BC.

QA/QC Procedures

Taseko implemented a rigorous quality assurance quality control (QAQC) program as summarized in the table below, in addition to the QAQC procedures used internally by the analytical laboratories.

Table 2 QAQC Sample Types Used

QC Code	Sample Type	Description	Percent of Total
MS	Regular Mainstream	• Regular samples submitted for preparation and analysis at the primary laboratory.	87.5%
ST	Standard Reference Material	• Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest • Randomly inserted using pre-numbered sample tags	5% or 1 in 20
DP	Duplicate or Replicate	• An additional split taken from the remaining pulp reject or coarse reject.
• Random selection using pre-numbered sample tags
• Inter-Laboratory duplicates analyzed at a second or check laboratory (random selection)
• In-line intra-laboratory duplicates from a pulverized reject split (random selection)
		• Non-random selection, after initial assays returned	5% or 1 in 20
SD	Standard Duplicate	• Standard reference sample submitted with duplicates and replicates to the check laboratory	<1%
BL	Blank	• Basically a standard with no appreciable grade used to test for contamination	2.5%

Security of Samples

At Gibraltar, a library of representative samples of the different rock types and mineralization is retained in a secured on-site core facility.

The Gibraltar mine site has restricted access. All core from the 2005 and 2006 program was drilled, transported, logged, and crushed on-site. For exploration samples (for 2005 this refers to the 98 Oxide drilling), the remaining half-core, pulps and rejects from half-core samples are retained in a secured on-site facility. For production core samples, the pulps and rejects are retained in a secured on-site facility.

Concentrator Expansion Project

A two phase expansion is underway at the concentrator facility at Gibraltar. The first phase involves installation of a new Semi Autogenous Grinding (SAG) mill as well as installation of ten new flotation cells and various upgrades to increase the ore processing capacity from 36,750 to 46,000 tons per day (tpd).

All components for the SAG mill have been installed and commissioning of the SAG mill began in December 2007. The Phase One expansion also requires the conversion of the three rod mills to ball mills which is planned to occur during the January and February 2008. Ramp up to the full 46,000 tpd rate will take place over the following six months.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Work is proceeding on schedule for completion by late 2008.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The mine is planned to enable excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide (waste) and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant. The SX/EW plant was re-commissioned during the first quarter of the fiscal year.

Production in 2007

The following table is a summary of the operating statistics for fiscal 2007 compared to fiscal 2006.

Table 3 Gibraltar Production Fiscal 2007 and Fiscal 2006

	Fiscal 2007	Fiscal 2006
Total tons mined (millions)[1]	35.4	38.4
Tons of ore milled (millions)	9.5	10.9
Stripping ratio	2.6	2.4
Copper grade (%)	0.328	0.285
Molybdenum grade (%Mo)	0.011	0.010
Copper recovery (%)	77.5	79.1
Molybdenum recovery (%)	29.6	41.2
Copper production (millions lb) [2]	51.8	49.1
Molybdenum production (thousands lb)	580	821
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.03	US$1.25
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.35	US$0.25
Total cash costs of production per lb of copper	US$1.38	US$1.50

1Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2007 copper production includes 49.4 M lb in concentrate and 2.4 M lb in cathode.
3 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Year-end Reconciliation of Reserves

The reserves at fiscal 2007 year end were estimated by Gibraltar management. All mining in fiscal 2007 took place in the Pollyanna stage 4 and Granite West stage 3 pits. Approximately 35.4 million tons in total were mined.

Estimates of Mineralization

Modeling and mine plan development at year end resulted in an increase in proven and probable reserves. The mine production plans and economic analysis meet the requirements of Canadian securities regulations. The increase in the mineable tonnage will allow the expanded milling operations to be maintained at 55,000 tons per day for 17 years.

Table 4 Gibraltar Sulphide Mineral Reserves at September 30, 2007
Proven and Probable Reserves at 0.20% copper cutoff

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	3.8 0.4	0.334 0.279	0.008 0.008
	Subtotal	4.2	0.329	0.008
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar Additional	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite Granite Additional	Proven Probable Proven Probable	157.6 23.9 38.1 4.5	0.324 0.322 0.329 0.322	0.010 0.009 0.002 0.004
	Subtotal	224.1	0.325	0.008
Total		383.6	0.310	0.009

In addition to the above mineral reserves, Gibraltar has the following mineral resources:

Table 5 Gibraltar Mineral Resources at September 30, 2007
Measured and Indicated Resources at 0.20% copper cutoff

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	320	0.307	0.008
Indicated	209	0.311	0.005
Total	529	0.309	0.007

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The mineral reserve estimates used long term metal prices of US$1.50/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$0.80 per US dollar. A technical report has been filed on www.sedar.com.

There are also oxide reserves, identified in both the PGE Connector and Gibraltar pits.

Table 6 Gibraltar Oxide Mineral Reserves at September 30, 2007
At 0.10% Acid Soluble copper cut-off

	Category	Tons (millions)	Grade (%ASCu)
Gibraltar	Proven	0.4	0.12
	Probable	0.2	0.125
	Subtotal	0.5	0.122
PGE Connector	Proven	11.6	0.153
	Probable	1.1	0.124
	Subtotal	12.7	0.151
TOTAL	Proven and Probable	13.2	0.150

Environmental

There have been no material environmental non-compliance incidents since the mine re-opened.

A comprehensive mine closure report containing an assessment of reclamation and long term environmental costs is produced approximately every 5 years. The most recent reclamation plan and closure report, dated February 26, 2003, was approved by the BC Ministry of Energy and Mines (“MEM”) in 2004. This report states that the total closure costs, including covering rock piles with 1.0 meters of till, would be $36.9 million. The Ministry of Mines agreed to consider Gibraltar’s request to reduce the thickness of the till cover to 0.5 m. If approved, this would reduce final closure costs to $32.9 million. The reclamation liability outlined in the final closure and reclamation report is fully funded by cash held in a Reclamation Trust.

In 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill provides reclamation credits to the land it occupies, as well as revenues. Operations began in October 2003 and have continued through fiscal 2007.

Labour and Safety

The number of personnel at the end of the fiscal year was 357, compared to 281 at the end of fiscal 2006. In October 2007, an extension to the labour agreement at the Gibraltar Mine was successfully ratified by the unionized employees. This new agreement will be in place until May 31, 2012.

There were two lost time accidents during the year. Both were of a relatively minor nature and the employees have returned to work.

Prosperity Project

Location, Access, and Infrastructure

The Prosperity project consists of 211 mineral claims covering the mineral rights for approximately 85 square km of south-central British Columbia, Canada. The property is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake.

Access from Williams Lake is via Highway #20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192km. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity project, a natural gas transmission pipeline is situated 112 km northeast of the Prosperity project, and ample water is available nearby for a mining operation.

Exploration History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totaling approximately 27,200 meters. This work helped define the Prosperity project mineralization to a depth of 200 meters, and outlined a copper-gold mineralized zone approximately 850 m in diameter.

Taseko carried out ongoing and systematic exploration programs from 1991 – 1999, increasing total drilling to 154,631 meters in 452 holes, and including progressive engineering, metallurgical and environmental studies.

The Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Historical Engineering Studies

Historical engineering work is outlined in previous Annual Information Forms filed by Taseko. This work included:

  Comprehensive metallurgical tests by Melis Engineering Ltd.

  Detailed Project Pre-feasibility Study by Kilborn Engineering Pacific Ltd.
  Pilot plant metallurgical programs and bulk sample processing by Lakefield Research Limited
  Milling review by G&T Metallurgy
  Waste and tailings storage studies and design, pit dewatering and slope design by Knight Piesold Ltd.
  Construction parameters by Merit Consultants International
  Open pit mine design, plans, capital and operating costs by Nilsson Mine Services Ltd. and Gibraltar Mines Ltd.
  Concentrate salability by Butterfield Mineral Consultants Ltd.
  Environmental and socio-economic studies by Triton Environmental Consultants
  Transmission line design by Ian Hayward International Ltd.

Work on Prosperity was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar mine.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the Annual Information Forms filed by Taseko from 2001 to 2004.

Security of Samples

Drill core was stacked and stored on the property. Pulps and rejects from core samples were generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells, Surrey, BC. All rejects have been discarded by the Company but all pulps acquired since 1991 remain in Port Kells.

Estimates of Mineralization

In 1998, G. Giroux, P. Eng., estimated the mineral resources at Prosperity. The estimate was reviewed as part of the pre-feasibility and feasibility studies completed in 2007 (see Recent Work below). The mineral resources shown in Table 7 include the mineral reserves shown in Table 8.

Table 7 Prosperity Mineral Resources at 0.14% copper cutoff

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

Work in 2007 – Feasibility Study

In November 2005, work was reactivated on the Prosperity Gold-Copper Project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study was initiated.

The feasibility study was completed in September 2007. It was based on a gold price of US$575/oz, a copper price of $1.50/lb and an exchange rate of US$0.80:C$ 1.00.

Table 8 Prosperity Mineral Reserves at $5.25 NSR/tonne cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Proven	286	0.47	0.25
Probable	201	0.37	0.18
Total	487	0.43	0.22

Other key results of the study are summarized below:

Table 9 Prosperity September 2007 Feasibility Study Results

Strip Ratio	0.8:1
Production Rate	70,000 tonnes per day
Recoveries	Gold – 70%; Copper – 87%
Average Annual Production	Gold – 247,000 ounces; Copper – 107 million pounds
Capital Cost	$807 million
Operating Cost	$6.26/tonne milled
Life of Mine	20 years
Payback	6 years
Pre-Tax Internal Rate of Return	12%
Net Present Value	$260 million

The proposed development plan would include a pre-production period of two years involving construction of the 124 km long, 230 kV transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing facility, and tailings starter dam construction; removal and storage of overburden; and pre-production development.

The mine plan contemplates a large-scale conventional truck and shovel open pit mining and milling operation. The life of mine strip ratio including processing of lower grade ore is 0.8:1.

The Prosperity Project processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-meter diameter SAG mill, two 7.9 -meter diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate.

The copper-gold concentrate would be hauled with highway trucks to an expanded load-out facility at McLeese Lake (where Gibraltar’s concentrate is loaded) for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters/refineries around the world.

Based on this study, the project would employ up to 450 permanent hourly and staff personnel, and approximately 60 contractor personnel in the areas of catering, concentrate haulage, explosives delivery, and bussing.

The study was completed by Taseko and international engineering consultants HATCH and Knight Piesold Consulting under the supervision of Mr. Scott Jones, P.Eng., Vice President, Engineering, who is a qualified person as defined by National Instrument 43-101. A technical report is filed on www.sedar.com.

The Prosperity Feasibility Study was prepared to quantify the Prosperity project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates, which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Prosperity project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. There can be no assurance that any other required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the price of gold and copper will continue at current levels or that these prices will not decline below the prices assumed in the Feasibility Study. Prices for gold and copper have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Environmental Assessment

The Prosperity Project is currently in the environmental assessment process that involves both provincial and federal agencies. The federal responsible authorities, the Department of Fisheries and Oceans, Transport Canada, and Natural Resources Canada, have recommended to the Federal Minster of Environment that the project be referred to a Joint Panel Review. Provincially, the Executive Director of the Environmental Assessment Office has also referred the project to the Provincial Minister of Environment for a decision regarding a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Prosperity Project.

Plans for 2008

In 2008 Taseko intends to submit the environmental impact assessment to regulatory agencies and proceed through the review process towards issuance of an environmental assessment certificate.

Additional metallurgical testwork will be completed to investigate opportunities within the grinding and flotation circuits to further improve the efficiency and economics of the process flowsheet

Detailed engineering of site facilities and infrastructure is planned to allow preparation and submission of permit applications and construction activities as soon as permits are in place.

Harmony Project

Gibraltar Mines Ltd, a subsidiary of Taseko Mines Limited, acquired the Harmony project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of preferred shares in Gibraltar’s capital stock. Details of the exchange terms of these preferred shares can be found in prior Annual Information Form filings by Taseko at www.sedar.com and in the notes to its audited financial statements.

As there has not been significant exploration or development conducted on the property for several years, due to historically low gold prices the Harmony Gold Property was written down to a nominal value in 2004.

Location, Access and Infrastructure

The Harmony Gold Project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the northwestern coast of British Columbia, Canada. The Harmony Gold Property comprises of 970 claim units and 24,250 ha.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 meters in 231 holes by 1984. In 1981, 465 meters of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 meters, and completed 117.6 meters of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into Bankruptcy and City Resources was acquired in the early 1990’s by a new group of investors who renamed the company to Misty Mountain Gold Ltd.

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999. In 1997, preliminary mine planning by Independent Mining Consultants Inc. of Tucson, Arizona resulted in an estimated of in-pit material of 64 million tonnes grading 1.52 grams Au/tonne using a 0.60 grams Au/tonne cut-off, with an overall waste to ore stripping ratio of 0.82 tonnes of waste to 1 tonne of ore.

Geology and Mineralization

The Harmony property hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 meters, eastwards from the fault at least 200 meters and to a depth of at least 240 meters. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

In 1997, M. Nowak, P.Eng., estimated the resources in the deposit. The estimate was reviewed by Nowak et al in 2001 and the resources were classified in 2001. The measured and indicated resources are estimated to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There are additional inferred resources of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal (or “First Nations”) Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Plans for 2008

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony Project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. Plans are being developed to move the Project forward in 2008.

Aley Niobium Project

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration of $1,500,000 and 894,730 common shares valued at $2,970,000. Taseko purchased the residual net smelter royalty for a total cash consideration of $300,000 and the issuance of units having a value of $835,200 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable for one common share at $3.48 until June 4, 2009.

Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner and Iamgold which operates the Niobec Mine in Quebec.

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at Latitude 56 degrees 27 minutes north and longitude 123 degrees 13 minutes west. Logging roads from Mackenzie, BC lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located near the shore of the lake, about 30 kilometers from the Ospika Camp and is currently accessed via helicopter.

Property Description

The property consists of 11 contiguous claim blocks in good standing that cover 5,632 hectares.

History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totaling 3,058 meters were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones. Grades of 0.51 - 0.95% Nb205 were encountered over intervals of 15-80 meters.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material was collected from three sites – two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to bench mark reagent use and operating conditions for unit processes. The preliminary work indicated that recoveries of approximately 65% were achievable.

Geology

The Aley property hosts an ovoid carbonatite complex, 4.4 kilometers in diameter, that intruded Cambro-Ordovician sedimentary rocks in mid Mississippian time. Two major units – an outer quartz-albite syenite and an inner carbonatite core – define the complex. The syenite comprises massive units and breccias, and the carbonatite has both dolomite and calcite phases. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best results were derived from the Saddle, Saddle West (which appears to be an offshoot of the Saddle zone) and Central zones. The Saddle/Saddle West zone appears to be fersmite/pyrochlore rich whereas the Central zone hosts columbite mineralization associated with magnetite.

Plans for 2008

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for the next phase of exploration work. In the summer of 2008, the planned program includes up to 50,000 feet (15,000 meters) of exploration and 10,000 feet (3,000 meters) of geotechnical core drilling, development of road access, a trenching and bulk sampling program, and environmental baseline studies.

RISK FACTORS

The principal risks affecting the value of Taseko’s Common Share are:

Metals Prices Taseko’s Gibraltar mine has been a “swing producer” meaning it has been a mine which is economic to operate only when copper prices are relatively high. This is because by world standards, Gibraltar mines low grade ore. Mineralization referred to herein as “reserves” at Gibraltar may lose that status if copper prices return to near historical lows (sub US$1.25/lb copper). Low metals prices will also adversely impact the likelihood that Prosperity or Harmony will achieve commercial mine development.

Development of Reserves The Company's ability to sustain or increase its current levels of copper and molybdenum production is dependent upon the successful development of additional reserves at the Gibraltar mine. If the Company is unable to develop the newly identified ore zones, it will not be able to sustain present production levels beyond the current developed pits at the Gibraltar mine. Reduced production could have a material adverse impact on future years’ cash flows, results of operations and financial condition of the Company.

Taseko’s Prosperity Property has mineral reserves but is currently under environmental assessment review A feasibility study of the Prosperity Property was completed in September 2007, the results of which include mineral reserves at long term metal prices. However the project is currently under an environmental assessment review process that is required to gain a mine development certificate. Failure to obtain a permit in a timely manner could negatively affect the Company’s share price.

Taseko’s Harmony and Aley Properties Contain No Known Reserves of Ore Although there are known bodies of mineralization on the Harmony and Aley Properties there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Taseko stock could be negatively impacted.

Exchange Rate Risk The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely in Canadian dollars, which has recently shown strength against the United States dollar. The Company currently does not engage in foreign exchange hedging. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values Taseko capitalizes acquisition costs incurred in connection with its projects. Due to the extended depressed price conditions in the metals markets of recent years, and in accordance with its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1,000 during fiscal 2001. As a result of inactivity and low gold prices, the Company wrote down the Harmony Project to $1,000 in fiscal 2004.

General Mining Risks Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any substances discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at Prosperity and Harmony, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

Although the Company maintains high environmental standards for all of its projects, public concerns about mining in general are also a factor that may affect Taseko.

Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Additional mining risks include the following: reserves may not be as estimated, adverse ground conditions, adverse weather conditions, potential labor problems, and availability and cost of equipment and supplies.

Taseko’s Share Price is Volatile The market price of a publicly traded stock, especially a resource issuer like Taseko, is affected by many variables, including the market for resource stocks, the strength of the economy, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and the American Stock Exchange suggests Taseko’s shares will continue to be volatile. Taseko shares have ranged between approximately Cdn$0.36 and Cdn$20.00 in the last 15 years.

Environmental Considerations The $32.9 million (in 2005 dollars) in existing reclamation liability related to the Gibraltar mine, and potential acid rock drainage issues at the Harmony and Prosperity projects, if developed, are the main environmental concerns relating to Taseko. Mining always entails risk of spills, pollution, reclamation, and other liabilities and obligations which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules change that increase responsibility for such matters, Taseko could be materially adversely affected.

Significant Potential Equity Dilution Taseko had 5,678,834 share purchase options in-the-money at December 13, 2007. In addition, Taseko has a significant number of share purchase options (5,678,834), shares potentially issuable on conversion of the Boliden Debenture (currently 3,307,393 shares, see Item 5, Gibraltar Mine Acquisition Terms), convertible bonds (8,955,244) and on conversion of the Preferred Shares issued for the Harmony project as described under Item 7 below. All of the foregoing will likely act as an upside constraint on the trading price of Taseko’s shares. The unrestricted resale of outstanding shares from the exercise of dilutive securities, including the Boliden Debenture, may have a depressing effect on the market for Taseko’s shares.

ITEM 6                     DIVIDENDS

The Company has paid no dividends in any of the three fiscal years ending September 30, 2007. The Company does not pay dividends and has no plans to do so in the foreseeable future.

ITEM 7                     DESCRIPTION OF CAPITAL STRUCTURE

Taseko's share capital consists of one class of no par value common shares.

Common Shares

There are unlimited common shares authorized and 130,580,538 common shares without par value were issued and outstanding as fully paid and non-assessable as of September 30, 2007. As of December 13, 2007, there were 140,246,830 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Taseko in the issue price per share since October 1, 2004.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Taseko. Taseko’s securities have not received any ratings from any rating organization

Gibraltar Tracking Preferred Shares (Exchangeable for Taseko Common Shares)

A subsidiary of Taseko, Gibraltar Mines Ltd., has 12,483,916 series "A" non-voting tracking preferred shares authorized, and all of these have been issued to Continental Minerals Corporation (previously named Misty Mountain Gold Limited) as part of the Company's acquisition of the Harmony Gold Property. All Gibraltar’s common shares are owned by Taseko.

The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.14 (as of September 30, 2007). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

ITEM 8                     MARKET FOR SECURITIES

The following table shows the high and low trading prices and average daily trading volume of the common shares of Taseko on the Toronto Stock Exchange (TSX) for the periods listed.

	High	Low	Average Daily
	(Cdn$)	(Cdn$)	Trading Volume
Monthly
December 2007 (to December 13)	5.36	4.23	366,200
November 2007	5.73	4.35	342,300
October 2007	6.10	4.87	621,000
September 2007	5.49	4.01	398,900
August 2007	5.85	3.37	532,900
July 2007	5.25	4.00	518,000
June 2007	4.15	3.69	249,300
May 2007	3.95	3.06	343,600
April 2007	3.66	2.97	326,100
March 2007	3.20	2.70	129,500
February 2007	3.34	2.90	202,400
January 2007	3.09	2.66	175,800
December 2006	3.41	2.85	463,900
November 2006	3.05	2.47	286,395
October 2006	2.91	2.25	176,247

Taseko’s Common Shares also trade on the AMEX and trading information is available through free internet search services such as Yahoo Finance.

ITEM 9                     ESCROWED SECURITIES

There are no shares of Taseko held in escrow.

ITEM 10                   DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and senior officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Taseko are as follows. Except where indicated, each director and senior officer of Taseko has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and	Period a Director and/or
Country of Residence	Officer of Taseko

William Armstrong, Director	Since May 2006
North Vancouver, British Columbia

Brian Battison, Vice President Corporate Affairs	Since September 2007
Tsawassen, British Columbia

David J. Copeland, Director	Since March 1994
Vancouver, British Columbia

T. Barry Coughlan, Director	Since February 2001
Vancouver, British Columbia

Scott D. Cousens, Director	Since December 1995
Vancouver, British Columbia

Robert A. Dickinson, Director	Since January 1991
Lions Bay, British Columbia

David Elliott, Director	Since July 2004
Vancouver, British Columbia

Scott Jones, Vice President, Engineering	Since December 2007
North Vancouver, British Columbia

Wayne Kirk, Director	Since July 2004
San Rafael, California

Russell E. Hallbauer, President, Chief Executive Officer and Director	Since July 2005
West Vancouver, British Columbia

Jeffrey R. Mason, Secretary, Chief Financial Officer and Director	Since March 1994
Vancouver, British Columbia

John W. McManus, Senior Vice President, Operations	Since October 2005
Vancouver, British Columbia

Ronald W. Thiessen, Chairman of the Board and Director	Since October 1993
West Vancouver, British Columbia

At the annual general meeting held in March 2007, all directors listed above were re-elected to a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for March 2008. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a 1996 administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”). HDI is a private company owned equally by nine public companies including Taseko. HDI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors however there are certain services agreements in place with respect to these persons which will affect any termination of services.

Principal Occupations and Other Information about Taseko’s Directors and Management

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the Teck Cominco’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines. Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	June 2006	Present
Compania Minera El Brocal	Director	January 2001	Present

BRIAN BATTISON – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations, First Nations liaison, sustainability and economic and social responsibility. Mr. Battison is a public affairs specialist with over 25 years of practical experience in policy development, issue management and communication in both the private and public sectors. He has been a senior political and policy advisor for the government of British Columbia, served as Interim President & CEO of the Mining Association of BC and spent more than a decade operating a private full service communications consulting firm specializing in strategic planning, program development, implementation and evaluation in the areas of mining and resource development, electrical energy, and health care.

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004

Company	Positions Held	From	To
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

RUSSELL E. HALLBAUER, P.Eng. – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal

Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

SCOTT JONES, P.Eng. – Vice President, Engineering

Scott Jones has 25 years of experience in the mining industry, most recently as a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

WAYNE KIRK, LLB – Director

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	May 2007
	Chief Financial Officer	February 1999	May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer/Secretary	January 2007	November 2007
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	June 2007

JOHN W. McMANUS, P.Eng. – Senior Vice President, Operations

John W. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for 25 years where he has gained experience in mine operations, mine engineering and environmental management. Most recently, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Prior to that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in Yukon, British Columbia, and California.

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
	Chairman	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

ITEM 11                   PROMOTERS

Not applicable.

ITEM 12                   LEGAL PROCEEDINGS

Taseko is currently involved in a proceeding whereby it has advised the current owner of the Boliden debenture of its intention to claim a right of offset in the amount of approximately $3.5 million in connection with the terms of the 1999 acquisition agreements. The parties are in discussion and the outcome is currently not determinable.

In April of 2006, Gibraltar obtained a permit under the Environmental Management Act to release water from its tailings impoundment into the Fraser River. That Permit is currently the subject of an appeal to the Environmental Appeal Board by an aboriginal group in the Williams Lake area. That appeal is presently partly completed, with five days of evidence having been heard in Williams Lake in December 2006, and a further eight to ten days of evidence in January 2007. While the Respondent to the appeal is the Director under the Environmental Management Act, Gibraltar has participated in the appeal as an affected party. Although the outcome of litigation can never be predicted with certainty, the assessment of management is that it is most likely that the permit will be upheld. If the permit were not upheld then the assessment of management is that the most likely result would be that Gibraltar's ability to discharge the water would be delayed for a period of time, rather than never being able to discharge water at all.

ITEM 13                   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Certain of the company’s senior management is employed by HDI rather than by Taseko directly.

ITEM 14                   TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15                   MATERIAL CONTRACTS

Taseko’s material contracts are:

(a)

Convertible Debenture dated July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar mine (see Item 5 "The Gibraltar Mine"). Taseko is claiming a $3.5 million offset to this debenture as described herein;

(b)

Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996. Although material expenditures are incurred through this agreement, it can be terminated by either party on 30 days notice (see Item 13 "Interest of Management in Certain Transactions");

(c)

Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd. whereby Taseko caused Gibraltar to acquire the 3 million ounce Harmony Gold Project (see Item 5) in consideration of the issuance of Preferred Tracking Shares of Gibraltar which are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.;

(d)	Agreements with the GRT Limited Partnership dated January 2004;

(e)	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(f)	Call Option Agreement dated September 29, 2004 among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund

Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership.

(g)	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(h)	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

(i)

Pledge, Priorities and Direction Agreement dated September 29, 2004 among Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 B.C. Ltd., Wilshire Financial Services Inc, Alberta Capital Trust Corporation, Wilshire (GP) No. 2 Corporation, Red Mile Resources Inc., and all of the Limited Partners of Red Mile Resources Fund Limited Partnership.

(j)	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(k)

General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004;

(l)

Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd.; and

(m)	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited.

(n)

U.S. $30,000,000 7.125% Convertible Notes due 2011 issued by Taseko Mines Limited on August 29, 2006. The material agreements related to the Notes (all dated August 29, 2006) are the Trust Deed between Taseko and The Law Debenture Corporation PLC (the “Trustee”) governing the Notes, and Paying and Conversion Agency Agreement between Taseko and Citibank N>A> and the Trustee governing the payment of interest and convertibility of the Notes.

The Company also has copper and molybdenum concentrate sales agreements and various operating agreements in place, which are in the normal course of business.

ITEM 16                   INTERESTS OF EXPERTS

Mr Ian Thompson, P.Eng., and Mr. Scott Jones are persons who:

(a)

is named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Mr. Thompson and Mr. Jones have interest in the common shares of the Company, directly or indirectly, or through stock options, that represent less than 1% of the Company's outstanding share capital.

ITEM 17                   ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko's Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the 2007 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18                   DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.                 CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of September 30, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the year ended September 30, 2007, the Company completed the implementation of a new Enterprise Resource Planning (ERP) system at one of its subsidiaries, Gibraltar Mines Ltd (“Gibraltar”). In connection with this ERP system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures. Gibraltar’s financial statements constitute approximately 52% of the Company’s total assets and 100% of net sales as of the year ended September 30, 2007. Other than the system implementation at Gibraltar, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

ITEM 20.                 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by section 1.4 of National Instrument 52-110 as well as by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	September 30, 2007	September 30, 2006
Audit Fees	$399,102	$407,500
Audit-Related Fees(1)	5,550	18,000
Tax Fees	-	32,000
All Other Fees	-	–
	$404,652	$457,500

Note:

(1) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Management of the Company requests approval from the audit committee for all audit and non-audit services to be provided by the Company's auditors. The audit committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.                 OFF BALANCE SHEET ARRANGEMENTS

None.